Exhibit 6(a)(iii)

                          NEUBERGER BERMAN INCOME FUNDS
                              MANAGEMENT AGREEMENT

                                   SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Income Funds Management Agreement shall be calculated in accordance with the following schedules:

NEUBERGER BERMAN CASH RESERVES
NEUBERGER BERMAN GOVERNMENT MONEY FUND
NEUBERGER BERMAN LIMITED MATURITY BOND FUND
NEUBERGER BERMAN MUNICIPAL MONEY FUND
NEUBERGER BERMAN MUNICIPAL SECURITIES TRUST

0.250% of the first $500 million of average daily net assets 0.225% of the next $500 million of average daily net assets 0.200% of the next $500 million of average daily net assets 0.175% of the next $500 million of average daily net assets 0.150% of average daily net assets in excess of $2 billion


NEUBERGER BERMAN HIGH INCOME BOND FUND

0.480% of average daily net assets


NEUBERGER BERMAN INSTITUTIONAL CASH FUND

0.10% of average daily net assets




Dated: June 19, 2002